Paul Hastings LLP
55 Second Street, Twenty-Fourth Floor
San Francisco, California  94105-3441
telephone (415) 856-7000
facsimile (415) 856-7100
www.paulhastings.com

November 13, 2015

VIA EDGAR CORRESPONDENCE

Division of Investment Management
U.S. Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Rainier Investment Management Mutual Funds - File No. 811-08270

Ladies and Gentlemen:

On behalf of Rainier Investment Management Mutual Funds, doing business as the Rainier Funds (the “Registrant”), we hereby respond to the written comments provided by Mr. Chad D. Eskildsen of the U.S. Securities and Exchange Commission’s (the “Commission”) staff to David A. Hearth of this firm on October 6, 2015 with respect to the Registrant’s Form N-CSR for the fiscal year ended March 31, 2015 (as filed on June 4, 2015 with SEC Accession No. 0001193125-15-213183).

We have discussed those comments and these responses with officers of the Registrant.

Those comments are repeated below for reference.

1.	Comment: Series/Class Identifiers – The Balanced Fund (S6003) liquidated in early 2015. Please mark this series as “inactive” in EDGAR.

Response:  Comment accepted.  The Registrant filed a Form SCUPDAT on October 8, 2015 (SEC Accession No. 0000917125-15-000002) to change the status of that series (and all its share classes) to inactive in Edgar.

2.
Comment:  Schedule of Investments – Money Market Fund holdings – All Funds – Please disclose the class of shares of the money markets funds held by each series (First American Treasury Obligations Fund or First American Government Obligations Fund).

Response:  Comment accepted.  The Registrant’s future shareholder reports that list either of those or other money market funds as a portfolio investment will also specify the share class held by the applicable series of the Registrant.

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Securities and Exchange Commission
November 13, 2015

We also hereby provide the following statements on behalf of the Registrant:

●	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth
for PAUL HASTINGS LLP

cc:	Rainier Investment Management Mutual Funds Rainier Investment Management, Inc.